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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
     Gabriel     Gary         L.              Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              NationsRent, Inc. ("NRI")           (Month/Day/Year)
     (Last)     (First)     (Middle)            8/6/98                   ----------------------------------
 450 East Las Olas Blvd., Suite 1400       ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification            Person to Issuer                 7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
     Fort Lauderdale, FL 33301                Person, if an Entity         X   Director          10% Owner      applicable line)
----------------------------------------      (Voluntary)                -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
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Convertible Promissory Notes     8/6/98    --          Common Stock         shs.(1)      (1)           (D)             -N/A-
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Options                          8/6/98   8/6/08         Common Stock    50,000 shs.    $8.00/sh.(2)   (D)             -N/A-
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Explanation of Responses: (1) These promissory notes, in an aggregate principal amount of $3.69 million, became convertible in full upon the consummation of the Company's initial public offering at the initial offering price. The number of shares has been determined based on the initial public offering price of $8.00 per share.
                              These promissory notes became pre-payable by the Company following the Company's initial public offering based on the achievement of certain target trading prices of the Common Stock over specified periods.
                          (2) The per share exercise price is equal to the Company's initial public offering price.

                                                                                   /s/ Gary L. Gabriel                  8/6/98
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date
                                                                                       Gary L. Gabriel
Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)